UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire 2G1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Freeline Therapeutics, Inc.

c/o Corporation Service Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Freeline Announces Expansion of Executive Leadership

On February 16, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K, announcing both the appointment of Michael J. Parini to the newly-created role of President and Chief Operating Officer, effective March 15, 2021, and the resignation of Brian M. Silver from his position as Chief Financial Officer and Head of Corporate Development, effective April 30, 2021, in order to pursue a new opportunity. Mr. Silver’s resignation is not due to any disagreement with the Company or the Board of Directors, nor to any matter relating to the Company’s operations, financial statements, internal controls, auditors, policies or practices.

The information contained in this “Freeline Announces Expansion of Executive Leadership” section of this Current Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing

Exhibit	Description

99.1	Press Release dated February 16, 2021, “Freeline Announces Expansion of Executive Leadership”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Brian Silver
	Name:	Brian Silver
	Title:	Chief Financial Officer

Date: February 16, 2021